October 2, 2020	Marc A. Rubenstein T +1 617 951 7826 marc.rubenstein@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Courtney Lindsay, Celeste Murphy, Division of Corporation Finance, Office of Life Sciences

Re:	Foghorn Therapeutics Inc.

Draft Registration Statement on Form S-1

Submitted August 28, 2020

CIK No. 0001822462

Ladies and Gentlemen:

On behalf of Foghorn Therapeutics Inc. (the “Company”), we hereby transmit via EDGAR for public filing with the Securities and Exchange Commission (the “Commission”) the above referenced registration statement (the “Registration Statement”) relating to the offering of shares of the Company’s common stock. Marked copies, which show changes from the draft Registration Statement as confidentially submitted on August 28, 2020, are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The Registration Statement has been revised in response to the Staff’s comments and generally updates other information.

In addition, we are providing the following responses to the comment letter from the Staff dated September 24, 2020 regarding the Registration Statement. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Comment 1: You state that you are “the only company with the ability to study and drug the chromatin regulatory system at scale, in context, and in an integrated way.” As none of your product candidates have been approved, please remove here, page 70, and throughout your registration statement any statement that you are capable to drug the chromatin regulatory system. Please also provide the basis for the remainder of your statement, namely that you are “the only company with the ability to study... the chromatin regulatory system at scale, in context, and in an integrated way.”

ROPES & GRAY LLP

Response to Comment 1: The Company has revised pages 1, 70 and 80 of the Registration Statement in response to the Staff’s comment 1. The Company also supplementally advises the staff that the basis for the statement above is the Company’s knowledge, based on a thorough review and ongoing engagement of scientific literature in the field and of public statements made by other companies concerning their technology and capabilities. The Company believes that this review of literature and statements made by other companies provides sufficient basis for it to make the knowledge-qualified statement above.

Comment 2: Please state here that you have no products approved for commercial sale.

Response to Comment 2: The Company has revised pages 1, 56 and 70 of the Registration Statement in response to the Staff’s comment 2.

Comment 3: We note the references to a certain undisclosed partner program and other “additional discovery programs” in your pipeline table. The pipeline table should be limited to current material product candidates. Please remove from your pipeline tables items that have not yet been identified and are not currently material.

Response to Comment 3: The Company has revised pages 3, 71 and 83 of the Registration Statement to update the pipeline table in response to the Staff’s comment 3.

Comment 4: Please discuss here the prospect for development and advancement of these discovery programs in the near term.

Response to Comment 4: The Company has revised the disclosure on page 4 relating to the Company’s discovery programs in response to the Staff’s comment 4.

Comment 5: We note that you plan to “[r]apidly advance [your] lead precision oncology product candidates, FHD-286 and FHD-609, through clinical development in patients with select solid tumors and hematological cancers.” Please remove any implication here and throughout your registration statement that you will be able to accelerate the FDA clinical review process.

Response to Comment 5: The Company has revised pages 5 and 73 of the Registration Statement in response to the Staff’s comment 5.

Comment 6: We note that you rely upon third parties to conduct certain aspects of your discovery, preclinical studies and development and clinical trials and to monitor and manage data for your ongoing preclinical and clinical programs. Please attach as exhibits and summarize any material agreements in connection with these activities.

Response to Comment 6: The Company acknowledges the Staff’s comment and supplementally advises the Staff that in the ordinary course of the Company’s business, the Company relies upon

ROPES & GRAY LLP

third party providers for services such as preclinical drug manufacturing and the performance of certain tests to validate candidate compound characteristics and expects to rely on third party clinical research organizations as the Company moves its products into clinical trials. However, while the Company does and will rely on the third parties’ performance under these contracts made in the ordinary course for its business, the Company’s business is not substantially dependent on any of these agreements individually, and the Company therefore believes that these contracts are not required to be filed as exhibits to the Registration Statement.

Comment 7: Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response to Comment 7: The Company acknowledges the Staff’s comment 7 and confirms it will provide an explanation of any differences between recent valuations of the Company’s common stock and an estimated offering price or range, once such estimated offering price or range is available.

Comment 8: Please provide a narrative to your graphic on page 91. In addition, please remove any implication that you will be able to accelerate the clinical review process (i.e., “rapid entry into definitive efficacy trials”).

Response to Comment 8: The Company has revised pages 5, 73, 91 and 96 of the Registration Statement in response to the Staff’s comment 8.

Comment 9: We note based on your discussion starting at F-27 that you have entered into license agreements with Dana-Farber Cancer Institute and the Board of Trustees of the Leland Stanford Junior University. To the extent these agreements are material to your business, please discuss the material terms of these agreements here. Please also attach these agreements as exhibits.

Response to Comment 9: The Company supplementally advises the Staff that the agreements discussed on pages F-27 and F-28 of the Registration Statement do not pertain to any product candidate or discovery program described in the Registration Statement and therefore are not material to the Company’s business taken as a whole. Consequently, the Company believes that it is not necessary, nor meaningful to investors, to provide any further disclosure regarding these agreements, nor does it believe that these agreements should be filed as exhibits to the Registration Statement. If the Company develops product candidates in the future that make use of the technology licensed to the Company under these agreements, the Company will reconsider whether these agreements should be filed as exhibits to future filings.

ROPES & GRAY LLP

Comment 10: We note that you may receive royalty rates “ranging from the low single digits to the low double digits.” Please expand your disclosure to provide a more defined range of royalties that does not exceeds ten percentage points (e.g., teens or low teens).

Response to Comment 10: The Company has expanded the disclosure on pages 106, F-30 and F-49 of the Registration Statement in response to the Staff’s comment 10.

Comment 11: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 11: The Company advises the Staff that it will supplementally provide any written communications that are presented to potential investors in reliance on Section 5(d) of the Securities Act, if any.

*    *    *    *    *

Please do not hesitate to call me at 617-951-7826 or Rachel Phillips at 212-841-8857 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:	Adrian Gottschalk (Foghorn Therapeutics Inc.)

Allan Reine, M.D. (Foghorn Therapeutics Inc.)

Rachel Phillips (Ropes & Gray LLP)